Exhibit 2.1

INTEREST PURCHASE AGREEMENT
by and among
STAG’S LEAP WINE CELLARS,
STAG’S LEAP VINEYARDS, L P,
RAINBOWDAY, LLC,
THE SELLERS LISTED HEREIN
and
MICHELLE-ANTINORI, LLC
Dated as of July 27, 2007

-i-

TABLE OF CONTENTS
(continued)

-ii-

TABLE OF CONTENTS
(continued)

-iii-

Schedules and Exhibits
Schedules

2.1	Corporate Organization
2.2(b)	Equity interests
2.4	Consents and Approvals
2.5(a)	Exceptions in Financial Statements, liabilities not disclosed in Financial Statements
2.7(a)	Events that would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect
2.8(a)	Legal proceedings, persons with knowledge of the Companies
2.8(b)	Governmental restrictions
2.9(a)	Taxes not paid or returns not filed
2.10(a)	List or description of each employee benefit plan, arrangement, policy, program or agreement
2.11	Exceptions to required licenses and compliance with law
2.12(a)	Certain contracts
2.13(a)	Liens on personal property; list of real property
2.13(c)	Inventory
2.13(d)	Equipment
2.13(e)	Inventory
2.14	Insurance policies
2.15	Environmental liability
2.16	Intellectual property
2.17	Schedule of employees
2.18	Arrangements with Brokers
5.2	Exceptions to negative covenants

Exhibits

A	Sellers, allocation of purchase price, ownership interests in Companies
B	Escrow Agreement
C	Lease
D	Lake Deed
E	Arcadia Grape Supply Contract
F	Consulting and Noncompetition Agreement
G	Buyer’s Representatives for Purposes of Section 2.1(b)

-iv-

INDEX OF DEFINED TERMS

Page
Acquisition Proposal	25
Agreement	1
Arcadia	6
Arcadia Grape Supply Contract	27
Balance Sheet Date	5
Bankruptcy and Equity Exceptions	4
Business	6
Buyer	1
Buyer Indemnified Parties	31
Buyer Indemnified Party	31
Buyer Material Adverse Effect	17
Buyer Plans	23
Cash Equivalents	1
Claim Notice	34
Closing	2
Closing Date	2
Code	2
Companies	1
Company 401(k) Plan	23
Company Balance Sheet	5
Company Benefit Plans	9
Company Contract	11
Company Disclosure Schedule	2
Company Material Adverse Effect	2
Company Representatives	24
Confidentiality Agreement	21
Consulting and Noncompetition Agreement	27
Continuing Employees	23
DOJ	22
Environmental Laws	14
ERISA	9
Escrow Agent	1
Escrow Agreement	2
Escrow Amount	1
Escrow Claim	35
Escrow Claim Notice	35
Final Court Order	35
Financial Statements	5
FTC	22
GAAP	3
Governmental Entity	4
HSR Act	4
Indemnification Claims	32

-v-

Page
Indemnification Threshold	32
Indemnified Party	32
Indemnifying Party	32
Intellectual Property	15
Interests	1
Joint Written Instruction	35
Lake Deed	27
Lake Property	27
Lease	27
Liens	1
Losses	31
Net Debt	1
Operating Permit	6
Pending Claims Account	35
Permitted Liens	13
Person	5
Pre-Closing Tax Period	25
Purchase Price	1
Rainbowday	1
Seller Indemnified Parties	32
Sellers	1
Sellers Representative	37
SLV	1
SLWC	1
Subsidiary	17
Survival Period	31
Taxes	8
Tax Return	9
Termination Date	29
Third Party Claim	34
Title Company	28
Title Policies	28
Transaction Documents	4
Use Permit	6
Water Rights	12

vi

INTEREST PURCHASE AGREEMENT
     This INTEREST PURCHASE AGREEMENT, dated as of July 27, 2007 (as amended, supplemented or otherwise modified from time to time, this “Agreement”), is entered into by and among Stag’s Leap Wine Cellars, a California limited partnership (“SLWC”), Stag’s Leap Vineyards, L P, a California limited partnership (“SLV”), Rainbowday, LLC, a California limited liability company (“Rainbowday” and, together with SLWC and SLV, the “Companies”), the sellers listed on Exhibit A hereto (“Sellers”), and Michelle-Antinori, LLC, a California limited liability company (“Buyer”).
     A. Sellers own 100% of the outstanding membership and partnership interests in the Companies (the “Interests”).
     B. Buyer desires to purchase from Sellers, and Sellers desire to sell to Buyer, the Interests on the terms and subject to the conditions set forth in this Agreement.
     In consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
1. PURCHASE AND SALE OF INTERESTS
     1.1 Purchase and Sale of Interests. On the terms and subject to the conditions of this Agreement, Buyer agrees to purchase the Interests from Sellers, and Sellers agree to sell, assign, transfer, convey and deliver to Buyer, free and clear of all liens, charges, encumbrances, adverse rights or claims and security interests whatsoever (“Liens”), all of their right, title and interest in and to the Interests.
     1.2 Consideration for Interests. At the Closing and as consideration for Buyer’s purchase of the Interests, Buyer shall pay an aggregate amount of $183,700,000 in cash and assumed debt (the “Purchase Price”), which Purchase Price is allocated among the Companies and the Sellers as set forth in Exhibit A, of which (a) $183,700,000 less Net Debt less the Escrow Amount shall be paid to Sellers by wire transfer of immediately available funds to the account(s) designated in writing by Sellers prior to the Closing Date and (b) 7.5% of the Purchase Price, or $13,875,000.00 (the “Escrow Amount”) shall be deposited with a mutually agreeable escrow agent (the “Escrow Agent”) pursuant to Section 1.3, which shall be held in escrow (including all interest and other income earned thereon) pursuant to this Agreement and the Escrow Agreement. As used herein, “Net Debt” means the principal amount of the Companies’ indebtedness for money borrowed as of the Closing Date less the Companies aggregate cash and Cash Equivalents as of the Closing Date. As used herein, “Cash Equivalents” means the intercompany receivable in the amount $1,900,000 owed to SLWC by Sunburst Vineyards, LLC, certificates of deposit, U.S. treasury securities, money market funds and other marketable securities but excludes trade receivables. Prior to the Closing, Buyer and the Companies shall agree to allocate the Purchase Price among the assets of the Companies in a manner consistent with the principles of Section 1060(a) of the Internal Revenue Code of 1986, as amended (the “Code”) for all tax and accounting purposes for which such an allocation is relevant.
     1.3 Escrow. On the Closing Date, the Sellers Representative, Buyer and the Escrow Agent shall enter into the Escrow Agreement, in substantially the form attached hereto as Exhibit B (the “Escrow Agreement”), and Buyer shall deposit the Escrow Amount in escrow at Closing, which shall be held in escrow pursuant to the terms of this Agreement and the Escrow Agreement.
     1.4 Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated herein (the “Closing”) shall take place on the earliest practicable business day (the “Closing Date”) after the satisfaction or waiver of the conditions set forth in Section 7 at 9:00 a.m., local time, at the offices of Orrick, Herrington & Sutcliffe LLP in San Francisco, California, or such other time or place as the parties may agree.
     1.5 Combination. Prior to the Closing, one or more of the Sellers shall be permitted to transfer Interests in a Company to another Seller or to a newly created entity that will become a Seller under this Agreement.
2. REPRESENTATIONS AND WARRANTIES OF THE COMPANIES
     Except as set forth in the disclosure schedule of the Companies delivered to Buyer concurrently herewith (the “Company Disclosure Schedule”), each Company hereby represents and warrants to Buyer as follows:
     2.1 Corporate Organization.
          (a) Each Company is a limited partnership or limited liability company, as applicable, duly formed, validly existing and in good standing under the laws of the State of California. Each Company has the limited liability company or partnership, as applicable, power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business currently conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to result in a Company Material Adverse Effect.
          (b) As used in this Agreement, the term “Company Material Adverse Effect” means (i) a material adverse effect on the businesses, results of operations or financial condition of the Companies, taken as a whole or (ii) a material adverse effect on any Company’s ability to consummate the transactions contemplated hereby; provided, however, that in determining whether a Company Material Adverse Effect has occurred, there shall be excluded any effect on any Company the cause of which is (A) the negotiation (including activities relating to due diligence, but without prejudice to a determination whether matters disclosed by the due diligence activities might constitute a

Company Material Adverse Effect), execution, delivery or public announcement or the pendency of this Agreement or the transactions contemplated hereby or any actions taken in compliance herewith or otherwise with the written consent of Buyer, including the impact thereof on the relationships of any Company with its customers, suppliers, distributors, consultants, employees or independent contractors or other third parties with whom any Company has any relationship, (B) any breach of the representations and warranties in this Agreement that, to the actual knowledge of Buyer’s representatives set forth in Exhibit G, exists as of the date hereof, (C) any failure by any Company to meet any projections or forecasts for any period ending (or for which revenues or earnings are released) on or after the date hereof (without prejudice to a determination whether the facts and circumstances underlying such failure might constitute a Company Material Adverse Effect), (D) any change in federal or state law, regulations, policies or procedures, or interpretations thereof of general application, or generally accepted accounting principles (“GAAP”), (E) changes generally affecting the industries in which the Companies operate, (F) changes in economic conditions (including changes in the prevailing interest rates) in the United States, in any region thereof, or in any non-U.S. or global economy or (G) any attack on, or by, outbreak or escalation of hostilities or acts of terrorism involving, the United States, or any declaration of war by the United States Congress.
          (c) The copies of the Operating Agreements, Partnership Agreements and other governing documents of the Companies which have previously been made available to Buyer are true, complete and correct copies of such documents as in effect as of the date of this Agreement.
     2.2 Capitalization.
          (a) Sellers own all of the issued and outstanding membership or partnership interests, as applicable, in the Companies. As of the date of this Agreement, no Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any additional interests or any other equity securities of such Company or any securities representing the right to purchase or otherwise receive any interest in such Company.
          (b) Except as set forth in Section 2.2(b) of the Company Disclosure Schedule, no Company owns, directly or indirectly, any equity or similar interest in, or any interest convertible into or exchangeable for, any equity or similar interest in, any corporation, partnership, joint venture or other similar business association or entity, excluding publicly traded securities in any public company held for investment by any Company and comprising less than five percent of the outstanding stock of such company acquired in the ordinary course of business. No Company owns, directly or indirectly, any equity or similar interest in any corporation, partnership, joint venture or other similar business association or entity representing 20% or more of the voting interests or 20% or more of the value of such association or entity.

     2.3 Authority; No Violation.
          (a) Each Company has full limited liability company or partnership, as applicable, power and authority to execute and deliver this Agreement and the other agreements and certificates that are required to be executed pursuant to this Agreement (collectively, the “Transaction Documents”) and to consummate the transactions contemplated thereby. This Agreement has been, and each of the other Transactions Documents to which a Company is a party at the Closing will have been, duly and validly executed and delivered by such Company and (assuming due authorization, execution and delivery by Buyer) this Agreement constitutes, and each of the other Transaction Documents to which such Company is a party will constitute at the Closing, valid and binding obligations of such Company, enforceable against such Company in accordance with their respective terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally (the “Bankruptcy and Equity Exceptions”).
          (b) Neither the execution and delivery of the Transaction Documents by a Company nor the consummation by such Company of the transactions contemplated thereby, nor compliance by such Company with any of the terms or provisions thereof, will (i) violate any provision of any Partnership Agreement, Operating Agreement or other governing document of such Company or (ii) assuming that the consents, approvals and filings referred to in Section 2.4 are duly obtained or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to such Company or any of its properties or assets, or (B) violate, conflict with, result in a breach of any provision of, or require redemption or repurchase or otherwise require the purchase or sale of any securities, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of such Company under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which such Company is a party, or by which it or any of its properties or assets is bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults or other events which, either individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect.
     2.4 Consents and Approvals. No consents or approvals of, or filings or registrations with, any federal or state court, administrative agency or commission or other governmental authority or instrumentality or self-regulatory organization of competent jurisdiction (each a “Governmental Entity”) or with any third Person are necessary in connection with the execution and delivery by any Company of the Transaction Documents or the consummation by any Company of the transactions contemplated thereby, except for (a) any notices required to be filed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (b) consents or approvals of, or filings or registrations with, Governmental Entities or third parties, the failure of which to be obtained or made would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect. As used herein, “Person” means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or other entity of whatever nature.
     2.5 Financial Information.
          (a) Financial Statements. The following financial statements have been made available to Buyer (i) the audited balance sheet of SLWC as of August 31, 2006, and the related audited statements of income, partners’ equity and cash flows of SLWC for the year ended August 31, 2006; (ii) the unaudited balance sheet of SLV as of December 31, 2006, and the related unaudited statements of income of SLV for the year ended December 31, 2006 and (iii) an unaudited balance sheet of each of SLWC and SLV as of June 30, 2007 (the “Balance Sheet Date”), and related unaudited statements of income of SLWC and SLV for the period then ended (each, a “Company Balance Sheet”). All the financial statements referenced in clauses (i), (ii) and (iii) above are herein referred to as the “Financial Statements.” Except as set forth on Section 2.5(a) of the Company Disclosure Schedule, all the Financial Statements fairly present in all material respects the financial position, results of operations and changes in financial position of such Company in accordance with GAAP as of the dates and for the periods indicated, except with respect to the unaudited Financial Statements the lack of footnote disclosure and customary year-end audit adjustments. No Company has any material liabilities or obligations of any nature (absolute, contingent or otherwise) that are not fully reflected or reserved against in the applicable Company Balance Sheet, except those (A) that were incurred after the date of the applicable Company Balance Sheet in the ordinary course of business, (B) liabilities not required under GAAP to be shown on the face of a balance sheet arising under contracts and commitments made available to Buyer and (C) other liabilities disclosed in Section 2.5(a) of the Company Disclosure Schedule, but excluding transaction costs and expenses related to this Agreement; provided, however, that none of the liabilities described in the foregoing clauses (A) through (C), individually or in the aggregate, would reasonably be expected to result in a Company Material Adverse Effect.
          (b) Accounts Receivable. All accounts receivable of each Company, whether reflected in a Company Balance Sheet or otherwise, represent sales actually made in the ordinary course of business and, in the Companies’ good faith judgment, collectible net of any reserves shown on the Company Balance Sheet. The Companies have no reason to believe that their aggregate accounts receivable are not collectible net of the reserves reflected on their respective Company Balance Sheets.
          (c) Inventory. All of the inventories of the Companies, whether reflected in the most recent Company Balance Sheets or otherwise, have been produced and packaged in all material respects in accordance with all laws, regulations and orders applicable at the time of such production or packaging and consist of a quality and quantity usable and salable in the ordinary and usual course of business. All work in process and finished goods inventory held by the Companies are of a quality generally comparable to the quality of products sold by the Companies during the past two years.

     2.6 Sufficiency of Assets and Permits.
          (a) The assets of the Companies in the aggregate comprise all of the assets used in the growing and purchase of grapes and the production, marketing, distribution and sale of wines under the Stag’s Leap Wine Cellars, Cask 23, S.L.V., Fay, Artemis, Karia, Arcadia, Club 23 and Hawk Crest labels and related products and services (the “Business”), other than the property commonly known as Arcadia Vineyards owned by Arcadia Vineyards, LLC (“Arcadia”).
          (b) The Companies hold all governmental licenses and permits required for the Companies’ current and planned operation of the Business, including without limitation an operating permit issued by Napa County to produce 330,000 gallons of wine per year (the “Operating Permit”) and a use permit issued by Napa County to construct a new visitors’ center on the site facing the Stags Leap palisades comprising not more than 5,300 square feet (the “Use Permit”), except for the conditions of approval set forth in the Use Permit. The copies of such governmental licenses and permits (including without limitation the operating permit and use permit referenced above) which have previously been made available to Buyer, are true, complete and correct copies of the documents as in effect as of the date of this Agreement and will not be modified by any of the Companies or Sellers prior to the Closing Date without Buyer’s prior written consent.
          (c) The written disclosure information provided to Buyer and describing historical vineyard yields of the Companies’ vineyards and the physical production capacity of the Companies’ assets is true in all material respects.
     2.7 Absence of Certain Changes or Events.
          (a) Except as set forth in Section 2.7(a) of the Company Disclosure Schedule, since the Balance Sheet Date, no event has occurred which would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.
          (b) Except as permitted under Section 5.2, since the Balance Sheet Date, each Company has carried on its business in all material respects in the ordinary course of business.
     2.8 Legal Proceedings.
          (a) Except as set forth in Section 2.8(a) of the Company Disclosure Schedule, no Company is a party to any and none of their respective businesses or properties are subject to any pending or, to the knowledge of the Companies, threatened material legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature (i) against a Company that would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, (ii) challenging the validity of the transactions contemplated by the Transaction Documents, (iii) challenging the validity of or seeking the termination or nonrenewal of any governmental license or permit required for the Companies’ current and planned operation of the Business (including without limitation the Operating Permit and the Use Permit) or (iv) challenging or seeking the non-renewal or adverse modification of any of the Water Rights that would reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect. As used herein, “to the knowledge of the Companies” and similar phrases mean the actual knowledge of the persons listed in Section 2.8(a) of the Company Disclosure Schedule.
          (b) Except as set forth in Section 2.8(b) of the Company Disclosure Schedule, no Company or any of their respective businesses or properties are subject to or bound by any injunction, order, judgment or decree of any Governmental Entity specifically imposed upon any Company or the assets of any Company.
     2.9 Taxes.
          (a) (i) each Company has (A) duly and timely filed (taking into account applicable extensions) all Tax Returns (as hereinafter defined) required to be filed by it, and such Tax Returns are true, correct and complete in all material respects, and (B) paid in full all Taxes (as hereinafter defined) required to be paid by it, whether or not shown as due on such Tax Returns; (ii) no material deficiencies for any Taxes have been proposed, asserted or assessed in writing against any Company which deficiencies have not since been resolved; and (iii) there are no Liens for Taxes upon the assets of any Company except for statutory liens for current Taxes not yet due. No Company is or may be liable for the Taxes of another Person (A) under Treasury Regulations Section 1.1502-6 (or comparable provisions of state, local or foreign law), (B) as a transferee or successor or (C) by contract or indemnity or otherwise.
          (b) Each Company has always been properly classified as a partnership or as a disregarded entity for all relevant income tax purposes, will continue to be so classified immediately after all transfers contemplated by Section 1.5 of this Agreement, and has filed all of its Tax Returns consistent with such treatment. No Company has filed an election to be treated for income tax purposes as a corporation or to be excluded from all or part of Subtitle A, Chapter 1, Subchapter K of the Code, and no Governmental Entity has asserted in writing that any Company should be treated for income tax purposes as a corporation. No Company has ever been a “publicly traded partnership” within the meaning of Section 7704 of the Code. Each Company that is taxable as a partnership has in effect a valid election made pursuant to Section 754 of the Code, which election will be in effect as of the Closing Date or will make a valid election pursuant to Section 754 of the Code on its income Tax Return with respect to the year in which the Closing occurs.
          (c) No Company has received written notice of (i) any pending or proposed audit or administrative or judicial proceeding with respect to any Tax Return of any of the Companies or (ii) any final partnership administrative adjustment (or similar adjustment for state, local or foreign Tax purposes) involving any of the Companies or (iii) any proposed deficiency for or final adjustment of Taxes against any of the Companies. No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to any Company.
          (d) All Taxes required to be withheld, collected or deposited by or with respect to each Company have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority.
          (e) No Company has granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or granted any extension of a period for the assessment of, any Tax, which waiver or extension has not since expired. No Company is currently the beneficiary of any extension of time in which to file a Tax Return.
          (f) None of the Companies has a permanent establishment, or otherwise conducts business directly or through any branch, in any foreign country to such an extent as would subject any Company to Tax in such foreign country. No written claim has been received by any Company from any Tax authority in a jurisdiction where a Company does not currently file Tax Returns that it (or any of its partners or members, by reason of their status as such) is or may be subject to Tax by such jurisdiction.
          (g) No Company has participated in any transaction giving rise to a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the regulations thereunder.
          (h) No Seller is a “foreign person” within the meaning of Section 1445 of the Code nor is Buyer or any of the Companies required to withhold any portion of the Purchase Price under any provision of federal, state, local or foreign Tax law.
          (i) None of the Companies is a party to or bound by any Tax indemnity agreement, Tax sharing agreement, or Tax allocation agreement.
          (j) None of the assets of any Company (i) directly or indirectly secures any debt the interest on which is tax exempt under Section 103(a) of the Code, (ii) is or will be required to be treated as tax exempt bond financed property under Section 168(g)(5) of the Code or tax exempt use property under Section 168(h) of the Code, or (iii) is or will be required to be treated as owned by any other Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately before the enactment of the Tax Reform Act of 1986.
          (k) As used herein, “Taxes” means all taxes, charges, levies or other assessments imposed by any United States federal, state, local or foreign taxing authority, including without limitation all income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other similar taxes, including any interest or penalties attributable thereto.

          (l) As used herein, “Tax Return” means any return, report, information return or other document (including any related or supporting information) required to be filed with any taxing authority with respect to Taxes, including all information returns relating to Taxes of third parties, any claims for refunds of Taxes and any amendments or supplements to any of the foregoing.
     2.10 Employee Benefit Plans.
          (a) Section 2.10(a) of the Company Disclosure Schedule sets forth a true and complete list or description of each employee benefit plan, arrangement, policy, program or agreement and any amendments or modifications thereof (including all profit sharing, severance, employment, change-in-control, health/welfare plans, fringe benefit, vacation, bonus, incentive, deferred compensation, pension and other agreements, programs, policies and arrangements, whether formal or informal, oral or written, whether or not subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) that is sponsored by, or maintained or contributed to as of the date of this Agreement by, any Company (collectively, the “Company Benefit Plans”).
          (b) Each Company has previously provided or made available to Buyer true and complete copies of each of the Company Benefit Plans and each of the following (if applicable): (i) the most recent actuarial valuation report for each Company Benefit Plan, (ii) the most recent determination letter(s) from the Internal Revenue Service for each Company Benefit Plan (and the application(s) for such letter(s) and any related correspondence with the Internal Revenue Service), (iii) any pending application for a determination letter(s) from the Internal Revenue Service for each Company Benefit Plan (and related correspondence with the Internal Revenue Service), (iv) any summary plan description relating to a Company Benefit Plan and the most recent version of any other summary or description of a Company Benefit Plan that has been provided to employees, (v) the most recent Form 5500, including the attached schedules, required to have been filed with the Internal Revenue Service, and (vi) any trust agreement or insurance contract that is currently in effect with respect to a Company Benefit Plan.
          (c) Neither any Company nor any Person treated as a single employer with any Company under Section 414(b), (c), (m) or (o) of the Code maintains or is required to contribute to any Company Benefit Plan that (i) is a “multiemployer plan” as defined in Sections 3(37) of ERISA, (ii) is subject to the funding requirements of Section 412 of the Code or Title IV of ERISA, or (iii) provides for post-retirement medical, life insurance or other welfare-type benefits (other than as required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or under a similar state law).
          (d) The Company Benefit Plans and their related trusts intended to qualify under Sections 401 and 501(a) of the Code are subject to current favorable determination or opinion letters from the Internal Revenue Service and, to the knowledge of the Companies, nothing has occurred that is reasonably likely to result in the revocation of such letter, except where such revocation or failure to qualify would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.
          (e) The Company Benefit Plans have been maintained and administered in all material respects in accordance with their terms and applicable laws except where the failure to maintain or administer Company Benefit Plans would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.
          (f) There are no suits, actions, disputes, claims (other than routine claims for benefits), arbitrations, administrative or other proceedings pending or, to the knowledge of the Companies, threatened with respect to any Company Benefit Plan or any related trust or other funding medium thereunder or with respect to any Company as the sponsor or fiduciary thereof or with respect to any other fiduciary thereof. None of such suits, actions, disputes, arbitrations, administrative or other proceedings would reasonably be expected to have a Company Material Adverse Effect.
          (g) Neither the Companies nor, to the Companies’ knowledge, any Company Benefit Plan fiduciary (as defined in ERISA Section 3(21)) has engaged in any transaction in violation of ERISA Section 406(a) and (b) (for which no exemption exists under ERISA Section 408) or any “prohibited transaction” (as defined in Section 4975(c)(2) or Section 4975(d) of the Code).
          (h) The Companies do not have any contract, plan or commitment, whether legally binding or otherwise, to create any additional Company Benefit Plan or, except as required by applicable law, to modify any existing Company Benefit Plan.
          (i) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1)) has been operated since January 1, 2005 in good faith compliance with Code Section 409A and related Internal Revenue Service guidance. No Company Benefit Plan that is a “nonqualified deferred compensation plan” has been materially modified (as determined under applicable Internal Revenue Service guidance) after October 3, 2004 with respect to deferrals that were earned and vested as of December 31, 2004.
     2.11 Compliance with Applicable Law. Except as set forth in Section 2.11 of the Company Disclosure Schedule, (a) each Company holds, and has at all times held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of its business under and pursuant to any applicable law, statute, order, rule or regulation of any Governmental Entity relating to such Company, except where the failure to hold such license, franchise, permit or authorization or such non-compliance or violation would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (b) each Company has complied with, and is not in violation in any material respect under, any applicable law, statute, order, rule or regulation of any Governmental Entity relating to such Company, including the Fair Labor Standards Act and any and all state and local wage and hour requirements, (c) no real property owned by any Company is in violation of any applicable law, statute, order, rule or regulation of any Governmental Entity relating to such real property, and (d) to the Companies’ knowledge, no real property leased by any Company is in violation of any applicable law, statute, order, rule or regulation of any Governmental Entity relating to such real property. No Company has received notice of any violations of any of the above which, individually or in the aggregate, would reasonably be expected to result in a Company Material Adverse Effect.
     2.12 Certain Contracts.
          (a) Except as set forth in Section 2.12(a) of the Company Disclosure Schedule, as of the date hereof, no Company is a party to nor is it bound by any contract, lease, arrangement, commitment or understanding (whether written or oral) (i) which restricts the rights of any Company to compete in any line of business in any geographic area or with any Person, or which requires exclusive referrals of business or requires any Company to offer specified products or services to its customers on a priority or exclusive basis, (ii) with or to a labor union or guild (including any collective bargaining agreement), (iii) which relates to the incurrence of indebtedness (other than sales of securities subject to repurchase and trade payables in each case in the ordinary course of business), capital leases or guaranties of indebtedness, (iv) which grants any Person a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of any Company, (v) which involves the purchase or sale of assets with a purchase price of $50,000 or more in any single case or $50,000 in all such cases, other than purchases and sales of investment securities, (vi) under which any Company, as lessee, leases real or personal property for use in the Business for an annual rental payment in excess of $25,000 or (vii) in which a Seller or a family member or other relative of a Seller has a financial interest. Each contract, arrangement, commitment or understanding of the type described in this Section 2.12(a), whether or not set forth in Section 2.12(a) of the Company Disclosure Schedule, is referred to herein as a “Company Contract.” No Company has received written notice of any material violation of a Company Contract by any of the other parties thereto. Each Company has made available all contracts which involved payments by such Company in fiscal year 2006 of more than $50,000 or which could reasonably be expected to involve payments during fiscal year 2007 of more than $50,000 other than any contract (i) terminable at will on sixty (60) days or less notice without payment of a penalty in excess of $10,000 or (ii) entered into on or after the date hereof that is permitted under the provisions of Section 5.2.
          (b) Except as would not reasonably be expected to result in, either individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Contract is valid and binding on the applicable Company and in full force and effect (other than due to the ordinary expiration of the term thereof), and, to the knowledge of the Companies, is valid and binding on the other parties thereto, in each case, as enforceability may be limited by the Bankruptcy and Equity Exceptions, (ii) each Company has in all material respects performed all obligations required to be performed by it to date under each Company Contract to which it is a party, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material default on the part of any Company under any such Company Contract.
     2.13 Title to and Condition of Property.
          (a) Each Company has good and valid title to all tangible personal property owned by it on the date hereof, free and clear of all Liens other than Permitted Liens. All parcels of owned real property used in the Business, including the Lake Property and the real property underlying the residence, are listed by assessor parcel number on Section 2.13(a) of the Company Disclosure Schedule. All tangible personal property used by any of the Companies in the operation of the Business is in good condition and repair, subject to reasonable wear and tear considering the age of such property.
          (b) All leases of real property and all other leases material to a Company under which such Company, as lessee, leases real or personal property are valid and binding in accordance with their respective terms, there is not under such lease any material existing default by such Company or, to the knowledge of any Company, the lessors thereunder, or any event which with notice or lapse of time would constitute such a default, and in the case of real estate leases such Company quietly enjoys the premises provided for in such lease except, in each case, as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.
          (c) All of the Companies’ inventory as of the most recent practicable date is listed and described on Section 2.13(c) of the Company Disclosure Schedule with the same level of detail as the Companies maintain in the ordinary course of business.
          (d) All of the Companies’ equipment with a value in excess of $5,000 and used in the Business as of the most recent practicable date is listed and described in Section 2.13(d) of the Company Disclosure Schedule with the same level of detail as the Companies maintain in the ordinary course of business.
          (e) All vineyards located on the Companies’ real property are in a condition suitable for growing of grapes and production of wine in quantities and of a quality comparable to those of the three (3) most recent years and, to the knowledge of the Companies, are not currently subject to any infestation of pests, including without limitation phylloxera, Pierce’s disease and leaf roll virus to any greater extent than comparable vineyards in the Napa Valley.
          (f) The Companies possess all necessary rights, licenses, permits and other authorizations, including any riparian, appropriative and prescriptive rights, to appropriate and use water, and they have full right and access to all the sources and sufficient quantities of water, for all historical (within the past five years) and current operations and activities of the Companies in the Business, as well as the future operations and activities of the Companies in the Business for the next five (5) years at the same levels as such operations and activities are currently conducted (“Water

Rights”). To the knowledge of the Companies, there are no facts or circumstances which would limit or reduce the Water Rights after expiration of the five (5) year period. The Companies have all permits and licenses required for the operation and use of any wells from which water for use in the Business is drawn. To the knowledge of the Companies, (i) all such wells have the capacity to produce water at current levels of operation for the next five (5) years and (ii) there are no facts or circumstances which would limit or reduce such capacity after expiration of the five (5) year period. All Water Rights are freely transferable to Buyer without modification, revocation, amendment or review by any third person, including any Governmental Entity or third party.
          (g) To the Companies’ knowledge, there are no state or federal permits or approvals, or consultations with any state or federal agency, required to continue to use the properties owned or leased by the Companies as they have been used for the past five years because of the protected or special status of any plant or animal species or protected habitat, or any wetlands or other waters under the jurisdiction of any state or federal agency.
          (h) As used herein, “Permitted Liens” means (i) Liens disclosed in the Financial Statements, (ii) Liens disclosed in Section 2.13(a) of the Company Disclosure Schedule, (iii) Liens for current Taxes not yet due and payable and other standard exceptions commonly found in title policies in the jurisdiction where the property is located, (iv) such encumbrances and imperfections of title, if any, as do not materially detract from the value of the properties and do not materially interfere with the present or proposed use of such properties or otherwise materially impair such operations, (v) Liens imposed or promulgated by laws with respect to real property and improvements, (vi) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the ordinary course of business evidencing amounts that are not yet due or (vii) Liens that would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.
     2.14 Insurance. Each Company is insured with reputable insurers against such risks and in such amounts as such Company reasonably has determined to be prudent in accordance with industry practice (taking into account the cost and availability of such insurance). All policies maintained by any of the Companies and the coverage provided by each are listed and described on Section 2.14 of the Company Disclosure Schedule. Each Company is in compliance with its insurance policies, including any State Self Insurance program, and is not in default under any of the terms thereof, except for any such non-compliance or default that would not reasonably be expected to result in a Company Material Adverse Effect. Each such policy is outstanding and in full force and effect (other than due to the ordinary expiration of the term thereof). All premiums and other payments due under any such policy have been paid.
     2.15 Environmental Liability.
          (a) No Company has received any written notice of any legal, administrative, arbitral or other proceedings, claims, actions, environmental investigations or remediation activities seeking to impose, or that would reasonably be expected to result in the imposition on a Company of any liability or obligation arising under Environmental Laws or any common law duty or standard which would reasonably be expected to result in a Company Material Adverse Effect. As used in this Agreement, “Environmental Laws” means any federal, state, local or foreign statute, treaty, ordinance, rule, regulation, permit or order, and all amendments thereto, applicable to any Company and relating to the protection and/or remediation of human health, safety, wildlife or the environment.
          (b) Each Company and each of the Companies’ properties is in compliance in all material respects with all Environmental Laws. Each Company has obtained all permits, licenses, consents and approvals required under applicable Environmental Laws for the Companies’ operations and activities, and all such permits, licenses, consents and approvals are in full force and effect and are not being contested.
          (c) No Company has undertaken any activity nor is any Company aware of activity undertaken by any third party on or about the property of any Company that: (i) violates in any material respect any Environmental Law; (ii) has caused a release of any substances regulated under any applicable Environmental Laws for which investigation, remediation or corrective work would be required or mandated under applicable Environmental Laws; or (iii) has caused a discharge of regulated substances which would require a permit under any applicable Environmental Laws, which permit has not been obtained and is not in full force and effect.
          (d) There are not now and, to the knowledge of the Companies, never have been located on property of any Company any below ground storage tanks or any above ground storage tanks containing petroleum products or any other materials for which such tanks are regulated under any Environmental Laws, except for any above ground storage tanks that are or were maintained, constructed and operated in compliance with Environmental Laws.
          (e) To the knowledge of the Companies, no Company has any outstanding liability, absolute or contingent, under any Environmental Laws for activity or events occurring on any property of a Company before or after the Company acquired or first leased, or operated at, the property.
          (f) Notwithstanding any other provision of this Agreement to the contrary (including Section 2.11), the representations and warranties of the Companies in this Section 2.15 constitute the sole representations and warranties of the Companies with respect to any matter (including any liability) relating to Environmental Laws.
     2.16 Intellectual Property.
          (a) To the knowledge of the Companies, each Company owns or possesses all legal rights, or is licensed or otherwise has the right to use (in each case, free and clear of all Liens other than Permitted Liens), all Intellectual Property used in the operation of the Business except as, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect. Except for the agreements listed in Section 2.16 of the Company Disclosure Schedule, no Company is bound by or a party to any licenses or agreements of any kind with respect to any Intellectual Property (other than any non-customized software that: (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license, (2) is not incorporated into, or used directly in the development, manufacturing or distribution of, the products or services of any Company and (3) is generally available on standard terms for less than $5,000). No Company has received any written communications alleging that it has violated any of the Intellectual Property of any other Person except as, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect. No Person is challenging, or, to the knowledge of the Companies, infringing on or otherwise violating any right of any Company with respect to any Intellectual Property owned by such Company except as, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect. No Company has received any written notice of any pending claim with respect to any material Intellectual Property used by any Company.
          (b) As used herein, “Intellectual Property” means: (i) trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any domestic jurisdiction of, and applications in any domestic jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; (ii) inventions, discoveries and ideas, whether patentable or not, in any domestic jurisdiction; (iii) patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any domestic jurisdiction; (iv) nonpublic information, trade secrets and confidential information and rights in any domestic jurisdiction to limit the use or disclosure thereof by any Person; (v) writings and other works, whether copyrightable or not, in any domestic jurisdiction; (vi) registrations or applications for registration of copyrights in any domestic jurisdiction, and any renewals or extensions thereof; and (vii) any similar intellectual property or proprietary rights.
     2.17 Labor and Employment Matters; Compensation Schedule. No Company is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is any Company the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel any Company to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other material labor dispute involving it pending or, to the knowledge of the Companies, threatened, nor, to the knowledge of the Companies, is there any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity. The Companies have provided to Buyer a schedule of all employees, their historical and current rate of compensation, eligibility for overtime, bonuses and other incentive compensation.
     2.18 Broker’s Fees. Except as set forth in Section 2.18 of the Company Disclosure Schedule, no Company has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.
     2.19 Full Disclosure. To the knowledge of the Companies, there are no undisclosed facts or circumstances that would reasonably be expected to have a Company Material Adverse Effect.
     2.20 No Other Representations or Warranties. Except for the representations and warranties set forth in this Section 2 and as provided in the last sentence of Section 7.2(a), no Company makes any other express or implied representation or warranty on behalf of itself or any of its properties or businesses.
3. REPRESENTATIONS AND WARRANTIES OF SELLERS
     Each Seller represents and warrants to Buyer as follows:
     3.1 Ownership. Such Seller owns the partnership and/or membership interests in the Companies specified in Exhibit A free and clear of any Liens.
     3.2 Enforceability; No Conflicts.
          (a) Such Seller has full capacity and authority to execute this Agreement, to make the representations, warranties and covenants herein contained and to perform such Seller’s obligations hereunder.
          (b) This Agreement has been duly and validly executed and delivered by such Seller and (assuming due authorization, execution and delivery by Buyer) this Agreement constitutes a valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as may be limited by the Bankruptcy and Equity Exceptions.
          (c) The execution, delivery and performance by such Seller of this Agreement, the consummation of the transactions contemplated hereby, and the fulfillment of the terms hereof do not and will not: (i) constitute a material violation (with or without the giving of notice or lapse of time, or both) of any provision of any law applicable to such Seller; (ii) require any consent, approval or authorization of, or notice to, any Person; (iii) result in a material default under, an acceleration or termination of, or the creation in any party of the right to accelerate, terminate, modify or cancel, any material agreement, lease, note or other restriction, Lien, obligation or liability to which such Seller is a party or by which he is bound; or (iv) result in the creation or imposition of any Lien on such Seller’s Interests.
     3.3 Broker’s Fees. No Seller has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.
     3.4 No Other Representations or Warranties. Except for the representations and warranties set forth in this Section 3 and as provided in the last sentence of

Section 7.2(b), no Seller makes any other express or implied representation or warranty on behalf of itself or any of its properties or businesses.
4. REPRESENTATIONS AND WARRANTIES OF BUYER
     Buyer hereby represents and warrants to the Companies and Sellers as follows:
     4.1 Corporate Organization. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of California.
     4.2 Authority; No Violation.
          (a) Buyer has full limited liability company power and authority to execute and deliver the Transaction Documents and to consummate the transactions contemplated thereby. The execution and delivery of the Transaction Documents and the consummation of the transactions contemplated thereby have been duly and validly approved by the governing body of Buyer and no other proceedings on the part of Buyer are necessary to approve the Transaction Documents or to consummate the transactions contemplated thereby. The Transaction Documents have been duly and validly executed and delivered by Buyer and (assuming due authorization, execution and delivery by the Companies and Sellers) constitute valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, except as enforcement may be limited by the Bankruptcy and Equity Exceptions.
          (b) Neither the execution and delivery of the Transaction Documents by Buyer, nor the consummation by Buyer of the transactions contemplated thereby, nor compliance by Buyer with any of the terms or provisions thereof, will (i) violate any provision of the charter documents of Buyer or (ii) assuming that the consents, approvals and filings referred to in Section 4.3 are duly obtained or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Buyer or any of its Subsidiaries or any of its properties or assets, or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, or require redemption or repurchase or otherwise require the purchase or sale of any securities, constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Buyer or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Buyer or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults or other events which either individually or in the aggregate would not reasonably be expected to result in a Buyer Material Adverse Effect. As used herein, (a) “Subsidiary” means, with respect to any Person, any corporation, partnership, joint venture, limited liability company or any other entity that is consolidated with such Person for financial reporting purposes and (b) a “Buyer Material Adverse Effect” means a material adverse effect on the ability of

Buyer to consummate the transactions contemplated by the Transaction Documents in a timely manner or otherwise prevent or materially delay Buyer from performing any of its material obligations under the Transaction Documents.
     4.3 Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Entity or any third Person are necessary in connection with (a) the execution and delivery by Buyer of the Transaction Documents or (b) the consummation by Buyer of the transactions contemplated thereby, except for (i) any notices required to be filed under the HSR Act, and (ii) consents or approvals of, or filings or registrations with, Governmental Entities or third parties the failure of which to be obtained would not be reasonably expected to result in, individually or in the aggregate, a Buyer Material Adverse Effect.
     4.4 Broker’s Fees. Neither Buyer nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by the Transaction Documents.
     4.5 Legal Proceedings. Neither Buyer nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of Buyer, threatened, material legal, administrative, arbitral or other material proceedings, claims, actions or governmental or regulatory investigations of any nature challenging the validity of the transactions contemplated by the Transaction Documents. As used herein, “to the knowledge of Buyer” shall mean the actual knowledge of the officers of Buyer listed in Schedule 4.5.
     4.6 Financial Capability. Buyer will have available at the Closing Date sufficient immediately available funds to enable Buyer to pay in full the Purchase Price and all fees and expenses payable by Buyer in connection with the Transaction Documents and the transactions contemplated thereby. Without limiting the generality of the foregoing, Buyer’s ability to consummate the transactions contemplated by the Transaction Documents is not contingent on Buyer’s ability to complete any public offering or private placement of equity or debt securities or to obtain any other type of financing prior to or on the Closing Date.
     4.7 No Other Representations or Warranties. Except for the representations and warranties set forth in this Section 4 and as provided in the last sentence of Section 7.3(a), Buyer does not make any other express or implied representation or warranty on behalf of itself, any of its Subsidiaries or any of their respective properties or businesses.
5. COVENANTS RELATING TO CONDUCT OF BUSINESS
     5.1 Conduct of Business Prior to the Closing Date. Except as expressly contemplated or permitted by this Agreement, or as required by applicable law, rule or regulation, during the period from the date of this Agreement to the Closing Date, each Company shall (a) conduct its business in the ordinary course, and (b) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and employees.
     5.2 Company Forbearances. Except as set forth in Section 5.2 of the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement, including Section 1.5, or as required by applicable law, rule or regulation, or by any Governmental Entity, during the period from the date of this Agreement to the Closing Date, no Company shall without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed); provided, however, that consent of Buyer shall be deemed to have been given if Buyer does not object within ten (10) days from the date on which request for such consent is provided by a Company to Buyer:
          (a) (i) set any record or payment dates for the payment of any distributions on its partnership or membership interests or make, declare or pay any distribution on any of its partnership or membership interests or any securities or obligations convertible into or exchangeable for any of its partnership or membership interests, provided, that each Company is permitted to distribute to its partners or members an amount of cash equal to such Company’s taxable income allocable to its partners or members for each fiscal quarter (or portions thereof up to the Closing Date) multiplied by fifty percent (50%), (ii) directly or indirectly redeem, purchase or otherwise acquire, any of its partnership or membership interests or any securities or obligations convertible into or exchangeable for any of its partnership or membership interests, or (iii) except as otherwise permitted by this Section 5.2, grant any stock appreciation rights or grant any Person any right to acquire any of its partnership or membership interests, or issue or commit to issue any additional partnership or membership interests or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any additional partnership or membership interests;
          (b) sell, transfer, mortgage, encumber or otherwise dispose of any of its material assets or properties to any Person, by merger, consolidation, asset sale or other business combination (including formation of a joint venture) or cancel, release or assign any indebtedness to any such Person or any claims held by any such Person, in each case, except (i) in the ordinary course of business, (ii) dispositions of obsolete or worthless assets, (iii) sales of inventory and other assets in the ordinary course of business and (iv) sales of immaterial assets not in excess of $250,000;
          (c) make any acquisition, by purchase or other acquisition of stock or other equity interests, by merger, consolidation, asset purchase or other business combination, or by contributions to capital; or make any material purchases of any property or assets, in or from any other Person, except (i) as expressly required by the terms of any contracts or agreements in force at the date of this Agreement and set out in Section 2.12(a) or (b) of the Company Disclosure Schedule, (ii) as otherwise permitted by this Section 5.2, and (iii) other acquisitions in the ordinary course of business and, in any case, involving consideration in an aggregate amount not in excess of $1,000,000;

          (d) enter into, renew, extend, amend or terminate any contract, lease or agreement that is or would be a Company Contract;
          (e) other than general salary increases, including in connection with promotions, made in the ordinary course of business, for employees, directors or independent contractors generally or as required by any agreement in effect on the date hereof (true and correct copies of which have been made available to Buyer prior to the date of this Agreement), (i) increase, or commit to increase, in any material respect the compensation or severance payable to any of its employees, directors or independent contractors, (ii) pay any severance, annual incentive payment or benefit in the form of a welfare benefit or discretionary pension or retirement allowance contribution to any employees, directors or independent contractors not required by any existing plan or agreement identified in Section 2.10(a) of the Company Disclosure Schedule or any agreement in effect on the date hereof (true and correct copies of which have been made available to Buyer prior to the date of this Agreement), in any case in this clause (ii) above other than in the ordinary course of business (including in terms of the amount of such payments on a per person basis, levels of benefits provided, timing of payments, and selection of and eligibility requirements for the applicable recipients), which does not otherwise materially increase the aggregate cost to the Companies of paying all such payments and benefits during the period in which this Section 5.2(e) applies, from the aggregate cost to the Companies of paying all such payments and benefits during the same period of time in the immediately preceding calendar year, or (iii) except as may be required, or advisable, to comply with applicable law, amend, establish or enter into any pension, retirement, profit-sharing, severance, retention or welfare benefit plan or agreement or incentive or employment, agreement with or for the benefit of any employee, director or independent contractor or accelerate the vesting of any profit sharing compensation;
          (f) amend its Operating Agreement, Partnership Agreement or similar governing documents;
          (g) introduce any material new products or services or any material new sales compensation or incentive programs or arrangements (except those the material terms of which have been fully disclosed in writing to Buyer prior to the date hereof);
          (h) enter into any new material line of business;
          (i) incur any indebtedness for borrowed money, issue any debt securities or assume, guarantee or endorse or otherwise become responsible for the obligations of another Person, except in the ordinary course of business;
          (j) make or change any material Tax election or settle or compromise any material Tax liability of any Company;
          (k) make any material changes in its accounting methods or method of Tax accounting, practices or policies, except as may be required under applicable law, rule, regulation or GAAP;

          (l) take any action that is intended or may reasonably be expected to result in any of the conditions set forth in Section 7.1 or 7.2 not being satisfied; or
          (m) agree to, or make any commitment to, take any of the actions prohibited by this Section 5.2.
     5.3 No Fundamental Buyer Changes. Excluding its continuing due diligence investigations and except as expressly contemplated or permitted by this Agreement or as required by applicable law, rule or regulation, during the period from the date of this Agreement to the Closing Date, Buyer shall not, without the prior written consent of the Companies (which consent shall not be unreasonably withheld or delayed), (a) take any action that is intended or may reasonably be expected to result in any of the conditions to the transactions contemplated hereby set forth in Section 7.1 or 7.3 not being satisfied, (b) take any action or fail to take any action which would reasonably be expected to materially and adversely impair or delay consummation of the transactions contemplated hereby beyond the time period contemplated by this Agreement or (c) agree to, or make any commitment to, take any of the actions prohibited by this Section 5.3.
6. ADDITIONAL AGREEMENTS
     6.1 Access to Information.
          (a) Upon reasonable prior notice, the applicable Company shall afford to the officers, employees, accountants, counsel and other representatives of Buyer access, during normal business hours during the period prior to the Closing Date, to all its properties, books, contracts, commitments and records, and to its officers, employees, accountants, counsel and other representatives, in each case in a manner not unreasonably disruptive to the operation of the business of the applicable Company, and, during such period, the applicable Company shall make available to Buyer all other information concerning its business, properties and personnel as Buyer may reasonably request. At the request of Buyer, each Company shall comply with its obligations under the preceding sentence by providing electronic access to such documents and information on the online data room established by the Companies prior to the date hereof. No Company shall be required to provide access to or to disclose information where such access or disclosure would (i) violate or prejudice the rights of its customers, (ii) jeopardize the attorney-client privilege of the institution in possession or control of such information, (iii) contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement in the ordinary course of business or (iv) be adverse to the interests of any Company in any pending or threatened litigation between the parties hereto over the terms of this Agreement.
          (b) All information and materials furnished pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement, undated but accepted by Ste. Michelle Wine Estates on behalf of Buyer on April 18, 2007 (the “Confidentiality Agreement”).

     6.2 Further Actions.
          (a) Subject to the terms and conditions of this Agreement, Buyer, Sellers and each Company shall, in good faith and in a timely manner, use their commercially reasonable efforts to (i) take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party with respect to the transactions contemplated by the Transaction Documents and, subject to the conditions set forth in Section 7 hereof, to consummate the transactions contemplated thereby and (ii) make all filings with any Governmental Entity (including the HSR Act filings and filings under any applicable foreign antitrust or competition laws) and obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third Person which is required to be obtained by any Company, any Seller or Buyer in connection with the transactions contemplated by this Agreement; provided, that the foregoing shall not require any party to divest any of its assets now owned or to be acquired in this transaction or to restrict in any material respect any operations now conducted or to be conducted after the Closing Date. To the extent Buyer elects to initiate or defend any action or proceeding that seeks to modify, prohibit or enjoin the purchase of the Interests or the terms thereof, Sellers shall, and shall cause each Company to, take all actions reasonably requested by the Buyer to contest such action or proceeding.
          (b) Each of the Buyer and the Sellers shall file or cause to be filed as promptly as reasonably practicable with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”), in each case pursuant to the HSR Act: (i) the notification and report form, if any, required for the transactions contemplated hereby, which form shall be filed not later than five (5) business days following the date of this Agreement; and (ii) any supplemental information requested in connection therewith, which information shall be filed as soon as reasonably practicable after the request therefor. Any such notification and report form and supplemental information shall be in substantial compliance with the requirements of the HSR Act.
          (c) Subject to applicable laws relating to the exchange of information, Sellers and the Companies, on the one hand, and Buyer, on the other hand, each shall furnish to the other such necessary information and reasonable assistance as the other reasonably may request in connection with its preparation of the notices and requests referred to in this Section 6.2 and any filing or approval process that is necessary under the HSR Act, foreign antitrust and competition law and any other applicable law. Except to the extent limited by applicable law, Sellers and the Companies, on the one hand, and Buyer, on the other hand, shall (i) each keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Entity in connection with this process, (ii) provide each other the right to review in advance, and to the extent applicable will consult with each other on, all the information that appears in any filing made with, or written materials submitted to, any third party or Governmental Entity in connection with the Transaction contemplated by this Agreement (in exercising the foregoing right, each of the parties shall act reasonably and as promptly as practicable) and (iii) comply as promptly as reasonably practicable and in any event in accordance with applicable law with any such inquiry or request.
          (d) Sellers shall cause Warren Winiarski and Barbara Winiarski, individually and as trustees of the Winiarski 1989 Revocable Trust as applicable, and Arcadia Vineyards, LLC to sign and deliver to Buyer the Third Party Undertakings that follow the signature page of the parties to this Agreement no later than 10 days after the parties have executed this Agreement.
     6.3 Employees; Employee Benefit Plans.
          (a) The Companies and Sellers will use their commercially reasonable efforts to cause each employee of a Company to continue in employment with the applicable Company through the Closing Date and to encourage each such employee to remain in employment with such Company thereafter.
          (b) Subject to Section 6.3(c) below, Buyer shall, or shall cause its Subsidiaries to, (i) give those employees who are, as of the Closing Date, employed by any Company (the “Continuing Employees”) full credit for purposes of eligibility and vesting under any employee benefit plans or arrangements maintained by Buyer or any Subsidiary of Buyer (collectively, the “Buyer Plans”) for such Continuing Employees’ service with the applicable Company (or any predecessor entity) to the same extent recognized by such Company, and (ii) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees under any Buyer Plan that is a welfare benefit plan that such employees may be eligible to participate in after the Closing Date, and (iii) provide credit under any such welfare plan for any co-payments, deductibles and out-of-pocket expenditures for the remainder of the coverage period during which any transfer of coverage occurs; provided, however, that no such service shall be recognized to the extent such recognition would result in the duplication of benefits. Buyer shall also recognize service with the applicable Company for benefit accrual purposes under any of Buyer’s vacation, sick, personnel leave and severance policies.
          (c) In general, the Continuing Employees will begin to be covered under the Buyer Plans effective January 1, 2008. The Companies shall, at Buyer’s sole cost and expense, take all steps necessary to permit the Continuing Employees to continue to receive the health and welfare plan coverage under Company Benefit Plans that are in effect as of the date hereof for the period beginning on the Closing Date and ending on December 31, 2007. The Buyer intends, subject to reevaluation following completion of the due diligence process to its satisfaction, to merge the Code section 401(k) plan maintained by one or more of the Companies (“Company 401(k) Plan”) into the Buyer’s Code section 401(k) plan, effective not later than January 1, 2008. Toward this end, the Companies shall act in all respects in ways that can reasonably be expected to facilitate this goal. Notwithstanding the preceding provisions of this Section 6(c), the Buyer reserves the right to require one or more of the Companies that maintain the Company 401(k) Plan to terminate such plan prior to the Closing Date. In this case, (i) the Buyer shall provide the Companies with written notice of its decision as soon as practicable after Buyer completes its due diligence with respect to the Company 401(k) Plan, (ii) the Companies agree to follow such reasonable direction as the Buyer may provide with respect to the termination of the Company 401(k) Plan, (iii) the Continuing Employees shall be eligible for the Buyer’s 401(k) plan, subject to its usual terms and conditions, as soon as reasonably practicable following the Closing Date, and (iv) Buyer’s 401(k) plan shall permit (to the extent permitted under the Company 401(k) Plan) the rollover of amounts distributed from the Company 401(k) Plan, including participant loans, if any.
          (d) From and after the Closing Date, and subject to Section 6.3(c) and the immediately following sentence, Buyer shall, or shall cause its Subsidiaries to, provide to the Continuing Employees compensation and benefit arrangements that are no less favorable in the aggregate than the compensation and benefit arrangements that are provided to similarly situated employees of Buyer. Subject to Section 6.3(c), as soon as practicable after the Closing Date, Buyer shall, or shall cause its Subsidiaries to, cause the Continuing Employees to commence participation in such Buyer Plans as are provided to similarly situated employees of Buyer. Buyer shall, or shall cause its Subsidiaries to, pay or provide, as applicable, to each Continuing Employee whose employment is terminated during the twelve-month period following the Closing Date (other than those individuals identified in Section 2.10(a) of the Company Disclosure Schedule as having an employment, change of control, severance or similar type of agreement) severance pay and benefits that a similarly situated employee of Buyer would receive under the applicable Buyer Plan that is a severance plan.
          (e) The provisions of this Section 6.3 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any Person (including for the avoidance of doubt any Continuing Employees, present or former employees or directors, consultants or independent contractors of any Company, Buyer or any of its Subsidiaries or, on or after the Closing Date, any of its Subsidiaries), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 6.3) under or by reason of any provision of this Agreement. Nothing contained in this Section 6.3 or elsewhere in this Agreement shall be construed to prevent, from and after the Closing Date, the termination of employment of any individual Continuing Employee or, subject to the provisions of Section 6.3(a), any change in the employee benefits available to any Continuing Employee or the amendment or termination of any particular Buyer Plan in accordance with its terms.
     6.4 No Solicitation.
          (a) Each Company shall, and shall cause each of its officers, directors, employees, representatives and agents (including any investment banker, attorney or accountant retained by it) (collectively, “Company Representatives”) to, immediately cease any existing discussions or negotiations, if any, with any Person that may be ongoing with respect to an Acquisition Proposal. No Company shall, and shall not authorize or permit any Company Representative to, directly or indirectly, (i) solicit, initiate or knowingly encourage an Acquisition Proposal, (ii) furnish or disclose to any Person non-public information with respect to an Acquisition Proposal, (iii) negotiate or engage in substantive discussions with any Person with respect to an Acquisition Proposal or (iv) enter into any agreement (whether or not binding) or agreement in principle with respect to an Acquisition Proposal.
          (b) As used in this Agreement, “Acquisition Proposal” means any inquiry, proposal or offer relating to (i) the acquisition of more than a majority of the outstanding partnership or membership interests in, or any other voting securities of, any Company by any third party, (ii) a merger, consolidation, business combination, reorganization, equity exchange, sale of assets, recapitalization, liquidation, dissolution or similar transaction which would result in any third party acquiring 25% or more of the fair market value of the assets of any Company, (iii) any other transaction which would result in a third party acquiring 25% or more of the fair market value of the assets of any Company immediately prior to such transaction (whether by purchase of assets, acquisition of partnership or membership interests or otherwise) or (iv) any combination of the foregoing.
     6.5 Tax Treatment. For income tax purposes, the Buyer and the Sellers agree to treat the purchase of the Interests pursuant to this Agreement as a taxable purchase of the assets of the Companies by the Buyer and a taxable sale of partnership and membership interests by the Sellers (except in the case where the Interests of a Company are held by a single Seller in which case the purchase of the Interests in the Company will be treated as a taxable sale of assets by both the Seller and Buyer), unless otherwise required by a taxing authority.
     6.6 Transaction Taxes. All transfer taxes, real estate conveyance taxes and sales/bulk sales/use or other transaction taxes applicable to the transactions contemplated hereunder shall be paid one-half by Buyer and one-half by Sellers. The parties shall cooperate and take such actions as may be reasonably requested by any party to reduce any such taxes.
     6.7 Pre-Closing Tax Returns and Contests.
          (a) Sellers Representative shall be responsible for preparing and filing all Tax Returns with respect to the Companies for any taxable period ending on or prior to the Closing Date (a “Pre-Closing Tax Period”). The parties hereto agree that the current tax period of the Companies that are taxed as partnerships for income tax purposes shall end on the Closing Date and, therefore, the income Tax Returns of the Companies with respect to the period up to and including the Closing Date shall be prepared and filed by the Sellers Representative. The cost of the preparation of such Tax Returns shall be paid by the Sellers. The Sellers Representative shall prepare such Tax Returns in a manner consistent with past practices employed with respect to the Companies, and shall deliver such Tax Returns to Buyer at least ninety (90) days before such Tax Return is due to be filed. Within thirty (30) days after delivery of such Tax Returns to the Buyer by the Sellers Representative, Buyer shall cause the applicable

Companies to execute and deliver such Tax Returns and pay any amounts due thereon (subject to any rights to indemnification from the Sellers pursuant to Section 9.2) to the Sellers Representative who shall file such Tax Returns on or before the due dates thereof (with regard to applicable extensions). In the event there is a dispute regarding the manner in which such Tax Returns are prepared by the Sellers Representative that cannot be resolved by the parties within ten (10) days, the Sellers Representative and Buyer shall cause the affected Tax Return to be submitted for resolution to Deloitte & Touche LLP (“Deloitte”) which shall, within thirty (30) days after such submission, deliver a report to Buyer and the Sellers Representative setting forth the resolution of such disputed items and the adjustment, if any, to be made to the Tax Return, and such Tax Return shall be final, binding and conclusive on the parties. The fees and disbursements of Deloitte shall be paid one-half by Buyer and one-half by the Sellers. The Companies shall not amend any Tax Return or otherwise take any position with respect to Taxes for a Pre-Closing Tax Period that could increase the Tax liability of the Sellers without the consent of the Sellers Representative, which consent shall not be unreasonably withheld.
          (b) After the Closing Date, Buyer shall promptly notify the Sellers Representative of a proposed adjustment, audit or administrative or judicial proceeding involving any of the Companies with respect to a Pre-Closing Tax Period. In the case of an audit or administrative or judicial proceeding that relates to a Pre-Closing Tax Period, the Sellers Representative shall have the right but not the obligation at Sellers’ expense to participate in and control the conduct of such audit or proceeding. The Sellers Representative shall keep Buyer informed of the progress of any such audit or proceeding. If the Sellers Representative does not assume the defense of any such audit or proceeding, Buyer may defend the same in such manner as it may deem appropriate at its expense. Neither Buyer nor the Sellers Representative shall enter into any compromise or agree to settle any claim pursuant to any audit or proceeding which would materially adversely affect the other party for such year or a subsequent year without the consent of the other party, which consent may not be unreasonably withheld. Buyer agrees to cooperate, and agrees to cause the Companies to cooperate, with Sellers Representative in any audit or proceeding that relates to a Pre-Closing Tax Period.
     6.8 Section 2.9 Disclosure. Sellers at their cost shall use commercially reasonable efforts to resolve the situation described in item 2 of Section 2.9 of the Company Disclosure Schedule as soon as reasonably possible, so that no interest, penalties, tax lien or other consequences result therefrom.
     6.9 Buyer’s Operating Agreement. Subject to approval by the Antinori interests, prior to Closing Buyer will deliver a copy of Buyer’s operating agreement to Warren Winiarski and Tom Hakel. Mr. Winiarski and Mr. Hakel will not make copies of the operating agreement, nor share it with others, and they will return the copy to Buyer after they have read it. This disclosure is subject to the confidentiality provisions of Section 10.9.

7. CONDITIONS PRECEDENT
     7.1 Conditions to Each Party’s Obligations. The respective obligations of each party to effect the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing Date of the following conditions:
          (a) HSR Compliance. The applicable waiting period under the HSR Act and under any similar applicable foreign antitrust or competition laws shall have expired or been terminated.
          (b) No Injunctions or Restraints; Illegality. No order, injunction, statute, rule, regulation or decree shall have been issued, enacted, entered, promulgated or enforced by a Governmental Entity that prohibits or makes illegal the consummation of the transactions contemplated hereby.
          (c) Escrow Agreement. The Escrow Agent, Buyer and the Sellers Representative shall have executed the Escrow Agreement.
          (d) Lease of Residence. Buyer, Warren Winiarski and Barbara Winiarski shall have executed the Lease, in substantially the form attached hereto as Exhibit C (the “Lease”), pursuant to which Warren Winiarski and/or Barbara Winiarski shall have the right to live in the residence described in the Lease for up to three (3) years without any obligation to pay rent or any costs related to the maintenance of the leased premises.
          (e) Transfer of Lake Property. Conditioned upon the Buyer’s payment of $1,300,000 to the Winiarski 1989 Revocable Trust, Warren Winiarski and Barbara Winiarski, in their capacity as trustees of the Winiarski 1989 Revocable Trust, shall have executed and acknowledged the Quitclaim Deed, in substantially the form attached hereto as Exhibit D (the “Lake Deed”), pursuant to which Warren Winiarski and Barbara Winiarski shall transfer to Buyer the approximately 10 acre parcel of real estate more particularly described in the Lake Deed (the “Lake Property”) on an “AS-IS, WHERE IS” basis, without any warranty, including as to condition, specification, usefulness, repair or other characteristics.
          (f) Grape Supply Contract. Arcadia and Buyer shall have entered into a long-term grape supply contract (the “Arcadia Grape Supply Contract”) substantially in the form attached as Exhibit E (which includes an option for Buyer to purchase the Arcadia Vineyards under certain circumstances).
          (g) Consulting and Noncompetition Agreement. Buyer and Warren Winiarski shall have executed the Consulting and Noncompetition Agreement (the “Consulting and Noncompetition Agreement”), in substantially the form attached hereto as Exhibit F.
     7.2 Conditions to Obligations of Buyer. The obligations of Buyer to effect the transactions contemplated hereby are also subject to the satisfaction or waiver at or prior to the Closing Date of the following conditions:

          (a) Representations and Warranties of the Companies. The representations and warranties of each Company set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception in such representations and warranties relating to materiality or a Company Material Adverse Effect, and instead, for purposes of this condition, such representations and warranties (other than those in the first sentence of Section 2.1(a), Section 2.2(a) and Section 2.3) shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, results or would result in a Company Material Adverse Effect. Buyer shall have received a certificate signed on behalf of each Company by its general partner or managing member to the foregoing effect. Such certificate shall constitute representations and warranties of the Companies as set forth in Section 2 as of the Closing Date.
          (b) Representations and Warranties of Sellers. The representations and warranties of each Seller set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date. Buyer shall have received a certificate signed on behalf of each Seller by Sellers Representative to the foregoing effect. Such certificate shall constitute representations and warranties of Sellers as set forth in Section 3 as of the Closing Date.
          (c) Performance of Obligations of the Companies. Each Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Buyer shall have received a certificate signed on behalf of each Company by its general partner or managing member to such effect.
          (d) Title Policies. A title insurance company selected by Buyer (the “Title Company”) shall have delivered to Buyer at Closing Extended Coverage ALTA Owner’s Policies of Title Insurance, with such customary endorsements as Buyer may reasonably request (the “Title Policies”) issued by the Title Company insuring Buyer as the holder of a fee interest in the Lake Property and the real property owned by the Companies and subject only to exceptions as are reasonably acceptable to Buyer. The Title Policies may be delivered after the Closing if at the Closing the Title Company issues a currently effective, duly-executed “marked-up” Title Commitment and irrevocably and unconditionally commits in writing to issue the Title Policies in the form of the “marked-up” Title Commitment promptly after the Closing Date. Buyer shall pay all expenses and charges related to the Title Policies.
          (e) Approvals. Buyer shall have received from all federal, state and local Government Entities with jurisdiction, including the U.S. Alcohol and Tobacco Tax and Trade Bureau and California Department of Alcoholic Beverage Control, all approvals, licenses and permits required for the lawful operation of the Business by Buyer after the Closing Date.

          (f) Net Debt. Net Debt shall not exceed $4,000,000 as of the Closing Date.
     7.3 Conditions to Obligations of the Companies and Sellers. The obligation of the Companies and Sellers to effect the transactions contemplated hereby is also subject to the satisfaction or waiver by the Companies or Sellers at or prior to the Closing Date of the following conditions:
          (a) Representations and Warranties. The representations and warranties of Buyer set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception in such representations and warranties relating to materiality or a Buyer Material Adverse Effect; provided, further, that, for purposes of this condition, such representations and warranties (other than those in the first sentence of Section 4.1 and Section 4.2(a)) shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, results or would result in a Buyer Material Adverse Effect. Each Company shall have received a certificate signed on behalf of Buyer by its Chief Executive Officer and Chief Financial Officer to the foregoing effect. Such certificate shall constitute representations and warranties of the Buyer as set forth in Section 4 as of the Closing Date.
          (b) Performance of Obligations of Buyer. Buyer shall have performed in all material respects all of its obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Companies shall have received a certificate signed on behalf of Buyer by its Chief Executive Officer and Chief Financial Officer to such effect.
8. TERMINATION AND AMENDMENT
     8.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date as follows (the date of any such termination is the “Termination Date”):
          (a) by mutual written consent of Buyer and the Companies;
          (b) by either Buyer or the Companies if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order which has the effect of making consummation of the transactions contemplated hereby illegal or otherwise preventing or prohibiting consummation of the transactions contemplated hereby;
          (c) by either Buyer or the Companies if the Closing Date shall not have occurred on or before October 15, 2007; provided, however, that such date shall be extended until November 1, 2007 if the only unsatisfied conditions are (i) the expiration or termination of the applicable waiting period under the HSR Act or under any similar applicable foreign antitrust or competition laws in accordance with Section 7.1(a) and/or (ii) Buyer’s receipt from the U.S. Alcohol and Tobacco Tax and Trade Bureau and

California Department of Alcoholic Beverage Control of all approvals, licenses and permits in accordance with Section 7.2(e); provided, further, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to Buyer if Buyer’s failure to fulfill any obligation under this Agreement materially contributed to the failure of the Closing Date to occur on or before such date, nor to any Company nor any Seller if any Company’s or Seller’s failure to fulfill any obligation under this Agreement materially contributed to the failure of the Closing Date to occur on or before such date;
          (d) by Buyer if it is not in material breach of its obligations under this Agreement, and if (i) any of the representations and warranties of any Company or any Seller herein are or become untrue or incorrect such that the condition set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied, or (ii) there has been a breach on the part of any Company or any Seller of any of its covenants or agreements herein such that the condition set forth in Section 7.2(c) would not be satisfied, and, in either such case, such breach has not been, or cannot be, cured within twenty (20) business days after notice to the Companies; or
          (e) by the Companies if none of the Companies or Sellers is in material breach of its obligations under this Agreement, and if (i) any of the representations and warranties of Buyer herein are or become untrue or inaccurate such that the condition set forth in Section 7.3(a) would not be satisfied, or (ii) there has been a breach on the part of Buyer of any of its covenants or agreements herein such that the condition set forth in Section 7.3(b) would not be satisfied, and, in either such case, such breach has not been, or cannot be, cured within twenty (20) business days after notice to Buyer.
     8.2 Effect of Termination; Limitation on Damages. In the event of termination of this Agreement by either Buyer or the Companies as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Buyer, Sellers, the Companies, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby; provided, however, that (i) Sections 6.1(b), 8.2, and 10.1 shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Buyer, Sellers nor the Companies shall be relieved or released from any liabilities or damages arising out of its breach of any provision of this Agreement; provided that, in case of a breach that is not willful, the liability of the breaching party shall be limited to the non-breaching party’s attorneys’ fees and costs, consultants’ fees and costs and other out-of-pocket losses and expenses incurred in connection with this Agreement and the transactions contemplated by it.
     8.3 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of Buyer, each Company and the Sellers Representative.
     8.4 Extension; Waiver. At any time prior to the Closing Date, the parties hereto may mutually, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
9. SURVIVAL AND INDEMNIFICATION
     9.1 Survival. All representations and warranties contained in this Agreement or in the other Transaction Documents or in any certificate delivered pursuant hereto or thereto shall survive the Closing for a period of twelve (12) months after the Closing Date (the “Survival Period”), and shall not be deemed waived or otherwise affected by any investigation made or any knowledge acquired with respect thereto. The covenants and agreements contained in this Agreement or in the other Transaction Documents shall survive the Closing and shall continue until all obligations with respect thereto shall have been performed or satisfied or shall have been terminated in accordance with their terms.
     9.2 Indemnification by Sellers. Subject to the limitations set forth in this Section 9, Sellers shall jointly and severally indemnify and hold Buyer and its officers, directors, employees, agents and affiliates (each, a “Buyer Indemnified Party” and together, the “Buyer Indemnified Parties”) harmless from and against, and shall reimburse the Buyer Indemnified Parties for, any and all losses, damages, debts, liabilities, obligations, judgments, orders, awards, writs, injunctions, decrees, fines, penalties, Taxes, costs or expenses (including, but not limited to, any reasonable legal or accounting fees or expenses) (“Losses”) arising out of:
          (a) any breach of any representation or warranty made by or on behalf of any Company or any Seller in this Agreement; provided that, in determining the existence of any breach of a representation and warranty for purposes of indemnification under this Section 9, no effect shall be given to any exception or qualification in such representation and warranty relating to materiality or a Company Material Adverse Effect;
          (b) any breach by any Company or any Seller of any covenant or obligation in this Agreement or in any other Transaction Document;
          (c) any litigation or administrative proceeding that is pending against any Company or any Seller as of the Closing Date; and
          (d) any income or excise tax payable by any Company or any Seller for any taxable period ending on or prior to the Closing Date, or any Losses arising out of or relating to the situation described in item 2 of Section 2.9 of the Company Disclosure Schedule.

     Sellers shall have no right of contribution from any Company at any time with respect to any of Sellers’ indemnification obligations under this Agreement, except after termination of this Agreement without consummation of the purchase and sale of the Interests.
     9.3 Indemnification by Buyer. Subject to the limitations set forth in this Section 9, Buyer shall indemnify and hold each Seller and such Seller’s agents and affiliates (the “Seller Indemnified Parties”) harmless from and against, and shall reimburse Seller Indemnified Parties for, any and all Losses arising out of:
          (a) any breach of any representation or warranty made by or on behalf of Buyer in this Agreement; provided that, in determining the existence of any breach of a representation and warranty for purposes of indemnification under this Section 9, no effect shall be given to any exception or qualification in such representation and warranty relating to materiality or a Buyer Material Adverse Effect; or
          (b) any breach by Buyer of any covenant or obligation in this Agreement or in any other Transaction Document.
     9.4 Limitations.
          (a) Any Person against whom an Indemnification Claim is being asserted (an “Indemnifying Party”) shall not be obligated to defend and hold harmless any Person claiming indemnification under this Section 9 (an “Indemnified Party”), or otherwise be liable to such Indemnified Party, with respect to any Indemnification Claim made by the Indemnified Party after the expiration of the Survival Period, except that indemnity may be sought after the expiration of the Survival Period if a Claim Notice with respect to such Indemnification Claim shall have been delivered to the Indemnified Party prior to the expiration of the Survival Period.
          (b) Neither the Buyer Indemnified Parties nor Seller Indemnified Parties shall be entitled to receive any indemnification payment with respect to indemnification claims made under Section 9.2 or Section 9.3, as the case may be, until the aggregate Losses that the Buyer Indemnified Parties or Seller Indemnified Parties, as the case may be, would otherwise be entitled to receive as indemnification with respect to claims for indemnification under this Section 9 (“Indemnification Claims”) exceed $750,000 (the “Indemnification Threshold”) (it being understood and agreed that neither the Buyer Indemnified Parties nor Seller Indemnified Parties, as the case may be, shall be liable for the first $750,000 of Losses for which the Indemnified Parties, are entitled to indemnification); provided, however, that the Indemnification Threshold shall not apply to Indemnification Claims based on (i) Section 9.2(c) or (ii) the situation described in item 2 of Section 2.9 of the Company Disclosure Schedule, for which the Buyer Indemnified Parties shall be entitled to indemnification under this Section 9 from the first dollar of any Indemnification Claim. For this purpose, Indemnification Claims in favor of Buyer Indemnified Parties and Indemnification Claims in favor of Seller Indemnified Parties shall not be offset or netted against each other.

          (c) The indemnification provided by Sellers under this Section 9 for any Indemnification Claim and all Indemnification Claims shall be limited to the Escrow Amount.
          (d) Subject to the limitations set forth in this Section 9, consideration must be given to the amount that any party recovers as proceeds of insurance in respect of such Losses, net of any costs of collection, deductible, retroactive premium adjustment, reimbursement obligation or other cost directly related to the insurance claim in respect of such Losses. Buyer agrees that it will use commercially reasonable efforts to prosecute all claims against its insurers diligently and in good faith with regard to matters for which Losses are claimed under this Section 9. Should Buyer recover Losses and subsequently recover any amount from an insurer with respect to the matter for which such Losses were paid, Buyer shall refund the lesser of (i) the Losses paid by Sellers and (ii) the amount recovered from the insurer.
          (e) After the Closing Date, if it occurs, the parties’ sole and exclusive remedy with respect to any and all claims relating to this Agreement, the other Transaction Documents and the transactions contemplated hereby or thereby shall be pursuant to the indemnification provisions set forth in this Section 9.
          (f) Sellers shall not have any liability for Losses which arise as a result of (i) actions taken by or on behalf of Buyer after the Closing Date; (ii) changes in accounting methods or policies of any Company after the Closing Date; (iii) the passing of, or any change in, after the Closing Date, any law or administrative practice of any Governmental Entity in any such case not actually in force as of the date of this Agreement (even if retroactive in effect), including any increase in the tax rates in effect on the date of this Agreement, any real property tax reassessments or the imposition of any tax not in effect on the date of this Agreement or (iv) any event, occurrence, circumstance or trend, including a diminution in value, related to any Company or any of its businesses, properties, assets, results of operations or financial condition that, to the knowledge of Buyer, exists as of the date hereof.

     9.5 Procedure for Indemnification.
          (a) An Indemnified Party shall give written notice (the “Claim Notice”) of any Indemnification Claim (i) in the case of an Indemnification Claim against Buyer, to Buyer and (ii) in the case of an Indemnification Claim against Sellers, to the Sellers Representative, reasonably promptly, but in any event (A) prior to expiration of the Survival Period and (B) if such Indemnification Claim relates to the assertion against an Indemnified Party of any Claim by a third party (a “Third Party Claim”), within fifteen (15) days after receipt by the Indemnified Party of written notice of a legal process relating to such Third Party Claim; provided, however, that the failure or delay to so notify the Indemnifying Party shall not relieve the Indemnifying Party of any obligation or liability that the Indemnifying Party may have to the Indemnified Party, unless, and then only to the extent that, the Indemnifying Party demonstrates that the Indemnifying Party’s ability to defend or resolve such Indemnification Claim is adversely affected thereby. Any such Claim Notice shall describe in reasonable detail the facts and circumstances on which the asserted Indemnification Claim is based and specify the amount of such Indemnification Claim if then ascertainable.
          (b) If the Indemnifying Party admits in writing given to the Indemnified Party after receipt by the Indemnifying Party of a Claim Notice that Losses identified in such Claim Notice constitute indemnifiable claims, the Indemnified Party shall, subject to the other terms of this Section 9, be paid the amount of the Losses related to such Indemnification Claim or the uncontested portion thereof. All other Indemnification Claims shall be resolved by Buyer and the Sellers Representative in accordance with either (A) a mutual agreement among Buyer and the Sellers Representative, which shall be memorialized in writing, or (B) the final decision of a court or other trier of fact.
          (c) (i) Subject to Sections 9.5(d) and (e), the Indemnifying Party shall have the right, upon written notice given to the Indemnified Party within thirty (30) days after receipt of a Claim Notice relating to a Third Party Claim, to assume the defense or handling of such Third Party Claim at the Indemnifying Party’s sole expense, in which case the provisions of Section 9.5(c)(ii) shall govern.
               (ii) Under the circumstances specified in Section 9.5(c)(i), the Indemnifying Party shall select counsel to conduct the defense or handling of such Third Party Claim reasonably satisfactory to the Indemnified Party. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, agree to a settlement of, or consent to the entry of any judgment with respect to, any Third Party Claim, which consent will not be unreasonably withheld or delayed, unless the sole relief provided that is binding on the Indemnified Party is monetary damages that are paid in full by the Indemnifying Party, and the terms of the settlement or judgment are confidential pursuant to a confidentiality agreement that is reasonably acceptable to the Indemnified Party. The Indemnified Party shall cooperate with the Indemnifying Party and shall be entitled to participate in but not control the defense or handling of such Third Party Claim with its own counsel and at its own expense. The Indemnified Party shall not, without the prior written consent of the Indemnifying Party (which consent may be granted or denied in the

Indemnifying Parties’ sole discretion), agree to a settlement of any Third Party Claim that is being defended and handled by the Indemnifying Party pursuant to this Section 9.5(c)(ii).
          (d) (i) If (A) the Indemnifying Party does not give written notice to the Indemnified Party within thirty (30) days after receipt of the Claim Notice from the Indemnified Party of a Third Party Claim that the Indemnifying Party has elected to assume the defense or handling of such Third Party Claim, (B) at any time the Indemnifying Party shall fail to carry out such defense or handling diligently after written notice to such effect that is not cured as soon as practicable thereafter, or (C) the Indemnified Party has reasonably determined, upon written advice of counsel, that having common counsel with the Indemnifying Party would present such counsel with a conflict of interest, then the provisions of Section 9.5(d)(ii) shall govern.
               (ii) Under the circumstances specified in Section 9.5(d)(i), the Indemnified Party may, at the Indemnifying Party’s expense, select counsel reasonably satisfactory to the Indemnifying Party to defend or handle such Third Party Claim in consultation with the Indemnifying Party and in a manner that is reasonable under the circumstances; provided, that, the Indemnified Party shall keep the Indemnifying Party timely apprised of the status of such Third Party Claim. The Indemnified Party shall not agree to a settlement of, or consent to the entry of any judgment to, such Third Party Claim without the prior written consent of the Indemnifying Party, which consent may be granted or denied in the Indemnifying Party’s sole discretion. If the Indemnified Party defends or handles such Third Party Claim, the Indemnifying Party shall cooperate with the Indemnified Party and shall be entitled to participate in but not control the defense of such Third Party Claim with its own counsel and at its own expense.
     9.6 Procedures for Claims Against, and Distributions of, Funds Deposited With Escrow Agent.
          (a) At the time a Buyer Indemnified Party gives the Sellers Representative written notice of such Buyer’s Indemnified Party’s indemnification claim pursuant to Section 9.4 or Section 9.5 (or at any time thereafter), Buyer shall make a written claim against the Escrow Amount (an “Escrow Claim”) by delivering written notice of the same (the “Escrow Claim Notice”) to the Escrow Agent as provided in the Escrow Agreement (in which event Buyer will provide a copy of such Escrow Claim Notice to the Sellers Representative). Upon receipt of an Escrow Claim Notice, the Escrow Agent will, as provided in the Escrow Agreement, segregate from the Escrow Amount into a separate account (the “Pending Claims Account”) a portion of the Escrow Amount as necessary to satisfy and pay the amount of the Escrow Claim as stated in the Claim Notice and the Escrow Agent will only thereafter distribute any amounts so deposited to the Pending Claims Account in accordance with joint written instructions of Buyer and the Sellers Representative given to the Escrow Agent (a “Joint Written Instruction”) or a final judgment of a court of competent jurisdiction which has not been appealed and for which the time to appeal has lapsed or expired (a “Final Court Order”) as provided in the Escrow Agreement.

          (b) On the sixth month anniversary of the Closing Date, the Escrow Agent will, as provided in the Escrow Agreement, distribute to Sellers one-half (1/2) of the Escrow Amount, less all amounts then segregated in the Pending Claims Account. On the twelve month anniversary of the Closing Date, the Escrow Agent will, as provided in the Escrow Agreement, distribute to Sellers all of the Escrow Amount that is not then segregated in the Pending Claims Account. Except as provided above, the Escrow Agent will only distribute the Escrow Amount, including all amounts at any time segregated in the Pending Claims Account, in accordance with a Joint Written Instruction or a Final Court Order.
10. GENERAL PROVISIONS
     10.1 Expenses. Except as provided in Section 8.2, all costs and expenses incurred in connection with the Transaction Documents and the transactions contemplated thereby shall be paid by the Sellers with respect to costs and expenses incurred by them or by any Company and by Buyer with respect to costs and expenses incurred by it in connection with this Agreement.
     10.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or delivered by an overnight courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
          (a) if to Buyer, to:
Michelle-Antinori. LLC
c/o Ste. Michelle Wine Estates Ltd.
P.O. Box 1976
14111 N.E. 145th St.
Woodinville, WA 98072
Attention: President
Facsimile: 425.415.3357
          with a copy to:
Thomas W. Rowland,
Vice President and General Counsel
Ste. Michelle Wine Estates Ltd.
P.O. Box 1976
14111 N.E. 145th St.
Woodinville, WA 98072
Facsimile: 425.415.3357
          and to:
Bingham McCutchen LLP
1900 University Avenue

East Palo Alto, CA 94303
Attention: Bartley C. Deamer
Facsimile: (650) 849-4800
          (b) if to the Companies or Sellers, to:
Stag’s Leap Wine Sellers
5766 Silverado Trail
Napa, California 94558
Attention: Warren Winiarski
Facsimile: (707) 252-0759
with a copy to:
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105
Attention: Richard Smith, Esq.
Facsimile: (415) 773-5759
     10.3 Representative of Sellers; Power of Attorney. Warren Winiarski shall be and hereby is appointed as agent and attorney-in-fact (the “Sellers Representative”) for each Seller to give and receive notices and communications on behalf of Sellers, to provide consents on behalf of Sellers under this Agreement before and after the Closing Date, to execute a certificate under Section 7.2(b) of this Agreement, to enter into and perform the Escrow Agreement, to authorize delivery to Buyer of all or a portion of the Escrow Amount in satisfaction of claims by Buyer or any other Buyer Indemnified Person, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of Sellers Representative for the accomplishment of the foregoing. Buyer is authorized to rely on any act, representation or agreement by Mr. Winiarski purporting to be taken or made by him in his capacity of Sellers Representative, and any such act, representation or agreement shall be binding on all Sellers, until such time as Buyer receives (a) a written revocation of Mr. Winiarski’s authority as Sellers Representative signed by a majority of Sellers (based on each Seller’s allocated portion of the Purchase Price) and (b) the appointment by Sellers of a successor Sellers Representative with the same rights and obligations as the original Sellers Representative.
     10.4 Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and the schedules hereto and not to any particular provision of this Agreement, and Section references are to this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. No provision of this Agreement shall be construed to require any Company, any Seller, Buyer or any of their respective officers, directors, Subsidiaries or affiliates to take any action which would violate or conflict with any applicable law (whether statutory or common), rule or regulation. This Agreement shall be construed without regard to any presumption or interpretation against the party drafting or causing any instrument to be drafted. All exhibits and schedules accompanying this Agreement and all information specifically referenced in any such exhibit or schedule form an integral part of this Agreement, and references to this Agreement include reference to them.
     10.5 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
     10.6 Entire Agreement. The Transaction Documents (together with the documents, schedules and the instruments referred to therein) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter thereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement.
     10.7 Governing Law; Venue. This Agreement shall be governed and construed in accordance with the laws of the State of California, without regard to any applicable conflicts of law provisions (except to the extent that mandatory provisions of federal law). Each of the parties hereto irrevocably submit to the exclusive jurisdiction and venue of any court of the State of California or of the United States District Court for the Northern District of the State of California for the purpose of any suit, action or other proceeding arising out of this Agreement, or any of the agreements or transactions contemplated hereby, which is brought by or against any other party hereto and hereby irrevocably agree (a) that all claims in respect of any such suit, action or proceeding may be heard and determined in any such court and (b) not to commence any action suit or proceeding relating to this Agreement other than in such court. Each party hereto irrevocably and unconditionally waives and agrees not to assert in any such suit, action or proceeding, in each case, to the fullest extent permitted by applicable law, (i) any objection to the laying of venue of any such suit, action or proceeding brought in any such court, (ii) any claim that such party is not personally subject to the jurisdiction of any such court, and (iii) any claim that any such suit, action or proceeding is brought in an inconvenient forum. Each party hereto agrees that service of any process, summons, notice or document by U.S. registered mail addressed to such party shall be effective service of process for any action, suit or proceeding brought against such party in any such court. Each party hereto agrees that a final judgment in any such suit, action or proceeding brought in any such court shall be conclusive and binding upon such party and may be enforced in any other courts to whose jurisdiction such party is or may be subject, by suit upon such judgment.
     10.8 Severability. Any term or provision of this Agreement which is determined by a court of competent jurisdiction to be invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and if any provision of this Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner materially adverse to any party. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.
     10.9 Publicity. Buyer, Sellers and the Companies shall consult with each other before issuing any press release with respect to the transactions contemplated hereby or this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld or delayed. Neither Buyers nor Sellers, nor any of their respective Affiliates, shall disclose, make or issue, or cause to be disclosed, made or issued, any statement or announcement concerning this Agreement or the transactions contemplated hereby (including the terms, conditions, status or other facts with respect thereto) to any third parties (other than its officers, directors, employees, authorized representatives, legal advisors and financial advisors who need to know such information in connection with carrying out or facilitating the transactions contemplated hereby) without the prior consent of the other parties hereto, except as required by law and after conferring with the other parties concerning the timing and content of such required disclosure. Buyer and Sellers will consult with each other concerning the means by which employees, customers and suppliers and others having dealings with Sellers and their Affiliates with respect to the Business will be informed of the transactions contemplated hereby.
     10.10 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations of any party hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. This Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

     IN WITNESS WHEREOF, Buyer, Sellers and the Companies have caused this Agreement to be executed by their respective officers hereunto duly authorized as of the date first above written.

BUYER:	Michelle-Antinori, LLC,
a California limited liability company

Ste. Michelle Wine Estates, Ltd.,
its Managing Member

By:  /s/  Theodor P. Baseler
______________________________________________
Name:  Theodor P. Baseler
_________________________________________
Title:    President & CEO
_________________________________________
Signature Page to Interest Purchase Agreement

SELLERS:	STAG’S LEAP VINEYARDS ASSOCIATES, LLC, a California limited liability company
	By:	/s/ Catherine Amparano
Catherine Amparano
Manager

SUNBURST VINEYARDS LLC, a California limited liability company
	By:	/s/ Warren Winiarski
Warren Winiarski
Manager

WINIARSKI MANAGEMENT, INC., a California corporation
	By:	/s/ Warren Winiarski
Warren Winiarski
President

/s/ Barbara Winiarski
Barbara Winiarski

/s/ Warren Winiarski
Warren Winiarski
Signature Page to Interest Purchase Agreement

COMPANIES:	STAG’S LEAP VINEYARDS, L P, a California limited partnership
	By:	Winiarski Management Inc.,
a California corporation,
Its General Partner

By:	/s/ Warren Winiarski
	Name:	Warren Winiarski
	Title:	President

STAG’S LEAP WINE CELLARS, a California limited partnership
By:	Winiarski Management Inc.,
a California corporation,
Its General Partner

By:	/s/ Warren Winiarski
	Name:	Warren Winiarski
	Title:	President

RAINBOWDAY, LLC, a California limited liability company

By:	/s/ Warren Winiarski
	Name:	Warren Winiarski
	Title:	Manager
Signature Page to Interest Purchase Agreement

EXHIBIT A
Purchase Price Allocation

Third Party Undertakings
The undersigned execute the agreements and undertakings below and acknowledge that Buyer will be entering into the foregoing Agreement in reliance on these agreements and undertakings.

For valuable consideration, in connection with the closing of the transactions contemplated by the foregoing Agreement, the undersigned agree to execute and deliver the Lake Deed to the Lake Property substantially in the form attached to this Agreement as Exhibit D.
For valuable consideration, in connection with the closing of the transactions contemplated by the foregoing Agreement, the undersigned agree to enter into the Lease of the residence substantially in the form attached to this Agreement as Exhibit C.

Warren Winiarski, as trustee of the Winiarski 1989 Revocable Trust	Warren Winiarski

Barbara Winiarski, as trustee of the Winiarski 1989 Revocable Trust	Barbara Winiarski

For valuable consideration, in connection with the closing of the transactions contemplated by the foregoing Agreement, the undersigned agrees to enter into the Consulting and Noncompetition Agreement substantially in the form attached to this Agreement as Exhibit F.
The undersigned accepts appointment as Sellers Representative under Section 10.3 of the foregoing Agreement

Warren Winiarski	Warren Winiarski

For valuable consideration, in
connection with the closing of the
transactions contemplated by the
foregoing Agreement, the undersigned
agrees to enter into the Arcadia Grape
Supply Contract substantially in the
form attached to this Agreement as
Exhibit E.
Arcadia Vineyards, LLC

By:

Its managing member

By:
Its:

EXHIBIT B
Escrow Agreement

EXHIBIT C
Lease

EXHIBIT D
Lake Deed

EXHIBIT E
Arcadia Grape Supply Contract

EXHIBIT F
Consulting and Non-competition Agreement

EXHIBIT G
Buyer’s Representatives